November 12, 2013

Ms. Mary Beth Breslin

Senior Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:

SGH Holdco, Inc.

Registration Statement on Form S-4

Filed October 11, 2013

File No. 333-191685

Signature Group Holdings, Inc.

Form 10-K for Fiscal Year Ended December 31, 2012

Filed April 1, 2013

Form 10-Q for Fiscal Quarter Ended June 30, 2013

Filed August 12, 2013

File No. 001-08007

Dear Ms. Breslin:

Set forth below are responses to the comments which were provided by the Staff of the Division of Corporation Finance (the “Staff”) to our clients SGH Holdco, Inc. (“Holdings”) and Signature Group Holdings, Inc. (the “Company”) by your letter dated November 7, 2013 (the “Comment Letter”), regarding the above-referenced Holdings Registration Statement on Form S-4 (the “Form S-4”), the Company’s Form 10-K for the fiscal year ended December 31, 2012 (the “Form 10-K”), and the Company’s Form 10-Q for the fiscal quarter ended June 30, 2013 (the “Form 10-Q”).

The text of each comment in the Comment Letter is included in the responses of Holdings and the Company for your reference. The references in the captions below to “Comment” correspond to the numbered paragraphs of the Comment Letter.

In addition to the responses to the Commission’s comments, concurrently with the filing of this letter, Holdings will file Amendment No. 1 to the Registration Statement on Form S-4 (the “Amended Form S-4”) reflecting the Commission’s requested edits.

Form S-4

General

Comment 1. It appears that SGH Holdco intends to treat itself as a successor to Signature Group

Holdings after consummation of the reincorporation merger for purposes of the Exchange Act and Securities Act. Please provide a detailed analysis as to the ability to do so, citing all authority on which you rely.

Response: The Company respectfully submits that the Staff has concurred in many no action letters regarding substantially similar situations to the Company’s proposed reincorporation, as discussed below.

Background

As described in the registration statement on Form S-4 (the “Form S-4”), Signature Group Holdings, Inc. (the “Company”) is a Nevada corporation that was incorporated as Fremont General Corporation in 1972. On June 11, 2010, Fremont General Corporation completed a plan of reorganization and emerged from Chapter 11 bankruptcy proceedings with a changed name, a new board and management team, various assets and liabilities, including a substantial amount of net operating losses, and publicly traded common stock. The Company is undertaking the reincorporation from Nevada to Delaware (the “Reincorporation”) in order to take advantage of the benefits of Delaware corporate law, and to provide the Company with additional flexibility as it pursues its publicly announced strategy of growth through acquisitions. The Company’s common stock is quoted on the OTCQX tier of the OTC Markets, and is registered pursuant to Section 12(g) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

SGH Holdco, Inc. (“Holdings”) is a Delaware corporation that is a subsidiary of the Company and was formed for purposes of participating in the Reincorporation. The composition of the Holdings Board of Directors immediately after completion of the Reincorporation will be the same as the composition of the Company Board of Directors prior to it, and the executive officers of Holdings upon completion of the Reincorporation will be the same as the executive officers of the Company prior to completion of the Reincorporation. SGH Merger Sub, LLC (“Merger Sub”) is a Delaware limited liability company that is a subsidiary of Holdings and was also formed for purposes of participating in the Reincorporation.

Following completion of a reverse stock split on October 15, 2013, the Company’s authorized capitalization consists of 66,500,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of blank check preferred stock, par value $0.001 per share. 200,000 shares of the Company’s preferred stock have been designated Series A Junior Participating Preferred Stock pursuant to a Certificate of Designation filed in connection with the Company’s Rights Agreement, dated as of October 23, 2007, as amended. (The number has now been increased to 665,000, given the pendency of the proposed Reincorporation.)

The authorized capital stock of Holdings similarly consists (and will immediately after the Reincorporation consist) of 66,500,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of blank check preferred stock, par value $0.001 per share. Prior to completion of the Reincorporation, 665,000 shares of Holdings preferred stock will be designated Series A Junior Participating Preferred Stock pursuant to a Certificate of Designation in the form attached as Annex D to the proxy statement/prospectus included within the Form S-4.

The Company currently has effective registration statements on Form S-8 (File Nos. 333-181188 and 333-134236), relating to awards under the Amended and Restated Signature Group Holdings, Inc. 2006 Performance Incentive Plan (the “2006 Incentive Plan”). The Company also has an effective universal shelf registration statement on Form S-3 (File No. 333-191020). The Company is current in all of its reporting requirements under Sections 13, 14 and 15(d) of Exchange Act and has timely filed all reports required to be filed under the Exchange Act during the past 12 months.

The Reincorporation

The Reincorporation will be accomplished by means of the merger of the Company with and into Merger Sub, which will survive as a wholly owned subsidiary of Holdings. The Reincorporation will result in the creation of a new Delaware holding company structure. The consolidated assets and liabilities of the Company and its subsidiaries immediately prior to the Reincorporation will be the same as the consolidated assets and liabilities of Holdings and its subsidiaries immediately after the Reincorporation.

As a result of the Reincorporation, each issued and outstanding share of Company common stock (other than shares held by stockholders that properly exercise dissenters’ rights) will be converted automatically into one share of common stock of Holdings. In connection with the Reincorporation, Holdings will assume the 2006 Incentive Plan, and all options to purchase Company common stock and all restricted stock awards that are outstanding under the 2006 Incentive Plan.

The reincorporation is subject to a number of conditions described under “The Reincorporation Proposal – Conditions to Completion of the Reincorporation” in the Form S-4. Among these are the approval of the merger agreement by the affirmative vote of at least a majority of all issued and outstanding shares of Company common stock, the admission of Holdings to the OTCQX tier of the OTC Markets and the eligibility of Holdings common stock for quotation on OTCQX.

Successor Status

We respectfully advise the Staff, consistent with the Company’s disclosure in the Form S-4, that we believe that:

•	The Reincorporation will constitute a “succession” for purposes of Rule 12g-3(a) under the Exchange Act, and that the Holdings common stock may be deemed registered under the Exchange Act by operation of Rule 12g-3(a) upon the filing of a Form 8-K containing the required statements on which reliance on Rule 12g-3(a) is conditioned;

•	Following the Reincorporation, Holdings will be a “successor issuer” of the Company pursuant to Rule 414 under the Securities Act of 1933, as amended (the “Securities Act”), and may adopt the Form S-8 and Form S-3 shelf registration statements of the Company upon filing of appropriate post-effective amendments thereto;

•	Holdings may include the reporting history of the Company for purposes of meeting eligibility requirements for use of registration statements under the Securities Act, including Forms S-3, S-4 and S-8;

•	The Company’s prior reports and the average weekly trading volume in the Company common stock may be taken into account in determining Holdings’ compliance with the current public information requirements of Rules 144(c)(1) and 144(e) under the Securities Act; and

•	Dealers need not comply with the prospectus delivery requirements of Section 4(3) of the Securities Act and Rule 174 thereunder with respect to Holdings after the Reincorporation.

We note that the Staff has concurred in numerous no action letters involving similar situations. See, e.g. Alexander & Baldwin, Inc. (avail. April 3, 2012), MGP Ingredients, Inc. (avail. Oct. 11, 2011), Interactive Intelligence, Inc. (avail. April 27, 2011), HCA Inc. (avail. Nov. 22, 2010), Dress Barn, Inc. (avail. Aug. 13, 2010), GulfMark Offshore, Inc. (avail. Jan. 11, 2010), MF Global Ltd. (avail. Dec. 15, 2009), Tim Hortons Inc. (avail. Sept. 9, 2009), Weatherford International Ltd. (avail. Jan. 14, 2009), Willbros Group, Inc. (avail. Feb. 27, 2009), Pediatrix Medical Group, Inc. (avail. Dec. 22, 2008), Otter Tail Corporation (avail. Dec. 19, 2008), Mentor Corporation (avail Sept. 26, 2008), Dollar Trees Stores, Inc. (avail. Feb. 20, 2008), Roper Industries, Inc. (avail. July 19, 2007), InterDigital Communications Corporation (avail. June 25, 2007), Mercer International, Inc. (avail. Dec. 12, 2005), Reliant Energy , Inc. (avail. Dec. 21, 2001), T. Rowe Price Associates, Inc. (avail. April 28, 2000), Central Maine Power Co. (avail. Oct. 28, 1998), and PS Group, Inc. (avail. May 23, 1996).

Discussion

Rule 12g-3(a)

Rule 12g-3(a) under the Exchange Act provides in relevant part that where in connection with a succession by merger, securities of an issuer that are not already registered pursuant to Section 12 of the Exchange Act (such as the Holdings common stock) are issued to the holders of any class of securities of another issuer that is registered pursuant to either Section 12(b) or (g) of the Exchange Act (such as the Company common stock), the class of securities so issued shall be deemed to be registered under the same paragraph of Section 12 of the Exchange Act unless upon consummation of the succession (i) such class is exempt from such registration other than by Rule 12g3-2, (ii) all securities of such class are held of record by less than 300 persons, or (iii) with respect to certain securities registered on Form F-8 or form F-80. None of these exceptions apply with respect to the Reincorporation.

Rule 12g-3(f) requires the issuer that is deemed to have a class of securities so registered pursuant to Section 12 of the Exchange Act to indicate in the Form 8-K filed with the SEC in connection with the succession the paragraph of Section 12 under which the class of securities issued by the successor issuer is deemed registered. Holdings intends to file such a Form 8-K promptly after the Reincorporation.

A “succession” is defined in Rule 12b-2 under the Exchange Act as the “direct acquisition of the assets comprising a going business, whether by merger, consolidation, purchase, or other direct transfer.” While the Reincorporation does not literally involve the direct acquisition of the Company’s assets, the consolidated assets and liabilities of Holdings immediately after the Reincorporation will be the same as of those of the Company immediately before it. Similarly, the stockholders of Holdings immediately after the Reincorporation will be the same as the shareholders of the Company immediately before it (except for shareholders who properly exercise dissenters’ rights). We believe that the definition of “succession” and the Staff’s interpretation of it, set forth in the no action letters listed above, is broad enough to permit reliance on Rule 12g-3 in connection with the Reincorporation.

Rule 414

Rule 414 under the Securities Act provides in relevant part that if an issuer having securities registered under the Securities Act has been succeeded by either an issuer incorporated under the laws of another state for the purpose of changing the state of incorporation, or by an issuer for the purpose of changing its form of organization, the registration statement of the predecessor issuer shall be deemed the registration statement of the successor issuer for the purpose of continuing the offering if certain conditions are met. We believe that the Reincorporation clearly satisfies the foregoing test because it is being undertaken in order for the company to reincorporate from Nevada to Delaware.

The conditions to be satisfied under Rule 414 are that:

(i) immediately prior to the succession the successor issuer had no assets or liabilities other than nominal assets or liabilities;

(ii) the succession was effected by a merger or similar succession pursuant to statutory provisions or the terms of the organic instruments under which the successor issuer acquired all of the assets and assumed all of the liabilities and obligations of the predecessor issuer;

(iii) the succession was approved by security holders of the predecessor issuer at a meeting for which proxies were solicited pursuant to Section 14(a) of the Exchange Act; and

(iv) the successor issuer has filed an amendment to the registration statement of the predecessor issuer expressly adopting such statements as its own registration statement for all purposes of the Securities Act and the Exchange Act, and setting forth any additional information necessary to reflect any material changes made in connection with or resulting from the succession, or necessary to keep the registration statement from being misleading in any material respect, and such amendment has become effective.

The Reincorporation satisfies all of these conditions. As disclosed in the Form S-4, Holdings was formed for purposes of the Reincorporation and will have no operations prior to it. The succession will be effected by means of a merger pursuant to the Merger Agreement included as Annex A to the proxy statement/prospectus included in the Form S-4. It is a condition to completion of the Reincorporation that it be approved by the required approval of the Company’s shareholders. Holdings intends to file post-effective amendments to the Company’s shelf registration statements promptly after the Reincorporation, which will include any additional information required under Rule 414. Consequently, we believe following filing of the post-effective amendments in accordance with the above, the Company registration statements on Form S-3 and S-8 will be deemed to be registration statements of Holdings.

Reporting History for Forms S-3, S-4 and S-8

General Instruction I.A.7 to Form S-3 under the Securities Act provides, in relevant part, that a successor registrant shall be deemed to have met the conditions for eligibility to use Form S-3 set forth in General Instructions I.A 1, 2, 3 and 5 to Form S-3 if (i) its predecessor and it, taken together, do so, provided that (ii) the succession was primarily for the purpose of changing the predecessor’s state of incorporation or forming a holding company, and (iii) the assets and liabilities of the successor at the time of succession were substantially the same as those of the predecessor.

Holdings satisfies the test set forth in General Instruction I.A.7. The Company satisfies the conditions for eligibility to use Form S-3 and thus the Company and Holdings, taken together, also do. As described in the Form S-4, the Reincorporation is for the primary purpose of changing the Company’s state of incorporation. The consolidated assets and liabilities of Holdings immediately after the Reincorporation will be the same as the consolidated assets and liabilities of the Company immediately before it. In addition, the composition of the Holdings Board of Directors immediately after completion of the Reincorporation will be the same as the composition of the Company Board of Directors prior to it, and that the executive officers of Holdings upon completion of the Reincorporation will be the same as the executive officers of the Company prior to completion of the Reincorporation. As a result, we believe that Holdings should be deemed to be a successor registrant to the Company and should be able to include the prior activities of the Company in determining whether the requirements as to the use of Form S-3 have been met by Holdings, in determining whether Holdings “meets the requirements for use of Form S-3,” as such phrase is used in the General Instruction of Form S-4 under the Securities Act, and “satisfies the registrant requirements for use of S-3,” as such phrase is used in the General Instructions of Form S-8. Such a determination would be consistent with positions taken by the Staff in similar circumstances. See, e.g., the no action letters of Alexander & Baldwin, Inc., MGP Ingredients, Inc., Interactive Intelligence, Inc., HCA Inc., GrafTech International Ltd., Dress Barn, Inc., GulfMark Offshore, Inc., Willbros Group, Inc.; Tim Hortons Inc.; InterDigital Communications Corporation; Otter Tail Corporation; MF Global Ltd., Pediatrix Medical Group, Inc., Mentor Corporation, Dollar Trees Stores, Inc., Roper Industries, Inc., Reliant Energy, Inc., Central Marine Power Co. and PS Group, Inc., above.

Rules 144(c)(1) and 144(e)

Rule 144 under the Securities Act provides a safe harbor for sales of restricted securities and control securities. The safe harbors for resales by affiliates, and certain resales by non-affiliates, are conditioned on there being adequate current public information with respect to the issuer under Rule 144(c). Rule 144(c)(1) provides that this requirement will be deemed satisfied if the issuer (i) is, and has been for a period of at least 90 days immediately before the sale, subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, (ii) has filed all required reports under Section 13 or 15(d) of the Exchange Act, as applicable, during the 12 months preceding such sale, other than Form 8-K reports, and (iii) has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T, during the 12 months preceding such sale.

Although Rule 144(c)(1) would not literally be satisfied until 90 days after the Reincorporation, we believe that the prior activities of the Company may be taken into account for purposes of determining satisfaction of Rule 144(c)(1). The Company is a reporting company under the Exchange Act, is current in all of its reporting requirements under Sections 13, 14 and 15(d) of Exchange Act and has timely filed all reports required to be filed under the Exchange Act during the past 12 months. The Staff has taken consistent positions in comparable transactions. See, e.g. the no action letters of Alexander & Baldwin, Inc, MGP Ingredients, Inc., Interactive Intelligence, Inc., HCA Inc., Dress Barn, Inc., GulfMark Offshore, Inc., MF Global Ltd., Pediatrix Medical Group, Inc., Otter Tail Corporation, Mentor Corporation, Dollar Trees Stores, Inc., Roper Industries, Inc., Reliant Energy , Inc., T. Rowe Price Associates, Inc., Central Maine Power Co., Willbros Group, Inc.; Tim Hortons Inc.; InterDigital Communications Corporation; Weatherford International Ltd., Mercer International Inc., and PS Group, Inc., above.

In addition, because the same number of shares of Holdings common stock will be outstanding immediately after the Reincorporation (except with respect to shares for which dissenters’ rights have properly been exercised), and because Holdings common stock will represent an investment that is substantially the same as the investment in Company common stock, we believe that for purposes of Rule 144, the most recent report or statement published by the Company prior to the Reincorporation and the average weekly trading volume of Company common stock during the time periods specified by Rule 144(e)(1) occurring immediately before the reincorporation may be taken into account by holders of Holdings common stock in determining the applicable volume limitations under Rule 144(e)(1). The Staff has taken similar positions in comparable transactions. See, e.g., the no action letters of Alexander & Baldwin, Inc, MGP Ingredients, Inc., Interactive Intelligence, Inc., Dress Barn, Inc., MF Global Ltd., Pediatrix Medical Group, Inc., Otter Tail Corporation, Dollar Trees Stores, Inc., Roper Industries, Inc., Tim Hortons Inc.; InterDigital Communications Corporation; Weatherford International Ltd., Mercer International Inc., and Reliant Energy, Inc., above

Section 4(3) Prospectus Delivery Requirements

Under Rule 174(b) under the Securities Act, a dealer need not deliver a prospectus if the issuer is an Exchange Act reporting company. Holdings and its consolidated group will have the same consolidated assets, liabilities, business and operations after the reincorporation as the consolidated group of the Company immediately before it. Holdings, as the successor to the Company, will assume the Company’s reporting status after the Reincorporation. We believe that, consistent with the Staff’s positions taken in many of the no action letters referenced above, Holdings should be deemed to be an Exchange Act reporting company following the Reincorporation and dealers of its securities should be permitted to rely on Rule 174(b). See, e.g., the no action letters of Alexander & Baldwin, Inc., Interactive Intelligence, Inc., Dress Barn, Inc., GulfMark Offshore, Inc., MF Global Ltd., Tim Hortons Inc., Pediatrix Medical Group, Inc., Merger International, Inc., Mentor Corporation and Reliant Energy, Inc.

Registration Fee Table

Comment 2. We see from your disclosure on page 25 that you have a stockholder rights plan in effect that will be assumed by SGH Holdco in connection with the reincorporation. Please add the rights to your fee table. For guidance, please refer to Compliance and Disclosure Interpretations Securities Act Forms Question 126.09. Please also file a legality opinion with respect to those rights. For guidance, please refer to Staff Legal Bulletin 19 section II.B.1.g.

Response: An updated fee table has been included in the Amended Form S-4 to reflect the inclusion of the stockholder rights plan. A footnote will be added to “Common Stock, par value $0.001 per share” stating:

The shares of common stock being registered hereby will be accompanied by purchase rights for the Registrant’s Series A Junior Participating Preferred Stock, par value $0.001 per share. Until the occurrence of certain prescribed events, such rights will not be exercisable, will be evidenced by the certificates representing the Registrant’s common stock, and will attach to and trade only together with the common stock.

Furthermore, Crowell & Moring LLP, corporate counsel to the Company and Holdings, will include in its opinion at Exhibit 5.1 to the Form S-4 a legality opinion regarding the shares of Holdings common stock, and the associated rights to purchase shares of Series A Junior Participating Preferred Stock, par value $0.001 per share, of the Company, issuable pursuant to the Rights Agreement, dated as of October 23, 2007, between Fremont General Corporation and Mellon Investor Services LLC, as Rights Agent, as amended (the “Rights Agreement”)to be issued pursuant to the merger.

Material U.S. Federal Income Tax Consequences

Comment 3. We note your disclosure here and elsewhere throughout the filing that the reincorporation “is intended to be a tax-free reorganization” and that you “expect” that stockholders will not recognize any gain or loss as a result of the transaction. Please revise to provide unequivocal disclosure of what the tax consequences will be, not what you expect or intend them to be.

Response: The requested revisions to tax disclosure have been made in the “Questions and Answers - Will the Reincorporation affect my federal income taxes?” and “Summary - Material U.S. Federal Income Tax Consequences” and sections on pages [3] and [9], respectively, of the Amended Form S-4 and, and a marked selection featuring the revised descriptions is provided below.

Page 3 of the Amended Form S-4:

Q: Will the Reincorporation affect my federal income taxes?

A: The Reincorporation ~~is intended to~~ will be a tax-free “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) and the completion of the Reincorporation is conditioned on the receipt by the Company of an opinion from its counsel to the effect that the Reincorporation if consummated in the manner provided in the merger agreement will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. ~~We expect that y~~ You will not recognize any gain or loss for federal income tax purposes upon your receipt of Holdings common stock in exchange for your shares of Company stock in the Reincorporation. Holders that exercise their dissenters’ rights, however, may recognize gain or loss upon the Reincorporation. The tax consequences to you will depend on your own situation. You should consult your own tax advisors concerning the specific tax consequences of the Reincorporation to you, including any foreign, state, or local tax consequences of the Reincorporation. For further information, see “Material U.S. Federal Income Tax Consequences” beginning on page 36 of this proxy statement/prospectus.

Page 9 of the Amended Form S-4:

Material U.S. Federal Income Tax Consequences (Page 36)

The Reincorporation ~~is intended to~~ will be a tax-free “reorganization” within the meaning of Section 368(a) of the Code. ~~We expect that~~ Company stockholders who do not exercise their dissenters’ rights will not recognize any gain or loss for U.S. federal income tax purposes upon receipt of Holdings common stock in exchange for shares of Company common stock. However, the tax consequences to you will depend on your own situation. You are urged to consult your own tax advisors concerning the specific tax consequences of the merger to you, including any state, local or foreign tax consequences of the Reincorporation….

Comment 4. We note your disclosure in the second paragraph under this caption that, excluding the impact of dissenters’ rights, the reincorporation “may result in a very slight shift. in the company’s current share ownership.” Please revise to clarify how that result could occur, particularly given your disclosure on pages 3 and 13 that after the completion of the reincorporation, shareholders will own the same number of shares of SGH Holdco’s common stock as they owned of Signature Group Holdings’ common stock immediately prior to the reincorporation.

Response: Given the one-for-one exchange of Company securities for Holdings securities, the Reincorporation will not generally result in a change in the number of securities held by Company shareholders in Holdings securities. However, in the event that Company shareholders properly exercise dissenters’ rights and those Company shares will not be converted into Holdings shares, the total number of Holdings shares outstanding following the Reincorporation will be lower than the total number of Company shares outstanding prior to the Reincorporation. As a result, following Reincorporation, stockholders may have a slightly higher percentage ownership of Holdings securities than they had of Company securities. It is a condition to completion of the Reincorporation that dissenters’ rights have not been properly exercised and not waived or lost with respect to more than 15% of the outstanding shares of Company common stock. This condition has been added to the conditions to closing the Reincorporation, as further discussed in response to Comments 5 and 6.

The requested revisions to tax disclosure have been made in the “Summary - Material U.S. Federal Income Tax Consequences” and “Material U.S. Federal Income Tax Consequences” sections on pages 9 and 36, respectively, and clarifications have been made on pages 3 and 14 of the Amended Form S-4, and a marked selection featuring the revised descriptions is provided below.

Page 3 of the Amended Form S-4:

Q: What will happen to my stock as a result of the Reincorporation?

A: Unless you properly exercise your dissenters’ rights, which will entitle you to obtain payment of the fair value of your shares pursuant to Nevada Revised Statutes Sections 92A.300 to 92A.500, your shares of Company common stock will automatically be converted in the Reincorporation into the same number of shares of common stock of Holdings. As a result, you will become a stockholder of Holdings and will own the same number ~~and percentage~~ of shares of Holdings common stock that you owned of Company common stock immediately prior to the Reincorporation. We expect that Holdings common stock will be quoted on the OTCQX under the trading symbol [            ].

Page 9 of the Amended Form S-4:

Material U.S. Federal Income Tax Consequences (Page 36)

[first paragraph omitted]

Because Company stockholders are entitled to assert dissenters’ rights under Sections 92A.300 to 92A.500 of the Nevada Revised Statutes with respect to the Reincorporation, t~~T~~he Reincorporation may result in a ~~very slight~~ shift ~~(one percent or less)~~ in the Company’s total current share ownership. If a ~~material~~ significant number of stockholders elect to exercise dissenters’ rights, the amount of that shift may increase. However, it is a condition to completion of the Reorganization that dissenters’ rights have not been properly exercised and not waived or lost with respect to more than 15% of the outstanding shares of Company common stock. ~~If a material number of stockholders elect to exercise dissenters’ rights, the amount of that shift may increase.However, absent a material change in events not contemplated herein~~ As a result of that condition, the Company will not experience an “ownership change” within the meaning of section 382 of the Code as a result of the Reincorporation. Accordingly, the Reincorporation is not expected to impact the availability of the Company’s existing federal NOLs, as such federal NOLs will be held and taken into account by Holdings (including against income generated by Merger Sub) as of the close of the Reincorporation. The Company also has NOLs in California and other state jurisdictions (“State NOLs”). After the Reincorporation, the Company’s State NOLs should remain available to offset taxable income of the Company’s businesses in accordance with applicable state law.

Page 14 of the Amended Form S-4:

Treatment of common stock in the Reincorporation

Each share of Company common stock (other than shares held by stockholders that properly exercise dissenters’ rights) will automatically be converted into one share of Holdings common stock. Therefore, after the completion of the Reincorporation, you will own the same number of shares of Holdings common stock as you own of Company common stock immediately prior to the Reincorporation. Because stockholders may exercise dissenters’ rights, the number of shares of Holdings common stock outstanding may be lower than the number of shares of Company common stock outstanding, and as a result, you may own a slightly higher percentage of Holdings common stock than you own of Company common stock immediately prior to the Reincorporation. Stockholders that properly exercise dissenters’ rights will be entitled to obtain payment of the fair value of his or her shares according to Nevada Revised Statutes 92A.300 to 92A.500.

Page 37 of the Amended Form S-4:

If the Reincorporation is consummated in strict accordance with the terms of the merger agreement, Holdings will succeed to and take into account, as of the close of the Reincorporation, the Company’s existing federal NOLs. Because Company stockholders are entitled to assert dissenters’ rights under Sections 92A.300 to 92A.500 of the Nevada Revised Statutes with respect to the Reincorporation, t~~T~~he Reincorporation may result in a ~~very slight~~ shift ~~(one percent or less)~~ in the Company’s current share ownership. If a ~~material~~ significant number of stockholders elect to exercise dissenters’ rights, the amount of that shift may increase. However, it is a condition to completion of the Reorganization that dissenters’ rights have not been properly exercised and not waived or lost with respect to more than 15% of the outstanding shares of Company common stock. As a result of that condition, ~~If a material number of stockholders elect to exercise dissenters’ rights, the amount of that shift may increase. However, absent a material change in events not contemplated herein,~~the Company will not experience an “ownership change” within the meaning of section 382 of the Code as a result of the Reincorporation. Accordingly, the Reincorporation is not expected to impact the availability of the Company’s existing federal NOLs, as such federal NOLs will be held and taken into account by Holdings (including against income generated by Merger Sub) as of the close of the Reincorporation. The Company also has NOLs in California and other state jurisdictions (“State NOLs”). After the Reincorporation, the Company’s State NOLs should remain available to offset taxable income of the Company’s businesses in accordance with applicable state law.

Risk Factors

Comment 5. Please add a risk factor about the conditions to completion of the reincorporation that you disclose on page 8. Also please provide a separate risk factor addressing the consequences of shareholders exercising their dissenters’ rights, as disclosed on page 9.

Response: The Company has further reviewed its disclosure in respect of dissenters’ rights and has made it an express condition to the Reincorporation, and therefore an express condition of the merger pursuant to the Merger Agreement discussed in the Form S-4, that the Company may decide to terminate the Merger Agreement if it has received valid written notice of dissent with respect to more than 15% of the issued and outstanding shares of common stock. The amended language of the Form S-4 and the Merger Agreement with respect to this additional condition is provided in response to Comment 6.

The requested new, additional risk factors have been added to page 11 of the Amended Form S-4, and are also provided below.

Page 11 of the Amended Form S-4:

The Reincorporation is subject to conditions, including certain conditions that may not be satisfied, or completed on a timely basis, if at all. If we fail to complete the Reincorporation, we cannot obtain the expected benefits of the Reincorporation and we may suffer administrative losses based on our efforts to seek the Reincorporation.

The Reincorporation is subject to a number of conditions to completion. These include stockholder approval of the Reincorporation, acceptance of Holdings stock for OTCQX tier quotation on the OTC Markets, receipt of a legal opinion that the Reincorporation constitutes a “reorganization” under the Code, the Company’s redemption of its outstanding 9.0% Notes under the Indenture, the absence of an administrative stop order or judicial order or proceeding in respect of the Reincorporation, and the absence of exercise of dissenters rights with respect to more than 15% of the Company’s outstanding shares of common stock. Please see “The Reincorporation Proposal —Conditions to Completion of the Reincorporation,” at page 15, for a more detailed discussion. We cannot predict whether and when these other conditions will be satisfied. Any failure to complete or delay in completing the Reincorporation could cost the Company additional time, effort and attention, as well as cause us not to realize some or all of the expected benefits that we expect as a result of completing the Reincorporation successfully within its expected time frame.

If shareholders exercise dissenters’ rights in connection with the Reincorporation, the Company may experience a change in ownership for tax purposes that could impact the Company’s valuable federal NOLs. In addition, paying dissenting shareholders for their shares may force the Company to spend a material amount of its available cash to pay the fair value of such shareholders’ stock or in settlement of such dissenters’ rights claims.

Under Nevada law, our shareholders may exercise dissenters’ rights in connection with the Reincorporation. Please see “Dissenters’ Rights,” at page 16, for a more detailed discussion. Upon the proper exercise of dissenters’ rights, the Company must deliver the amount it determines to be the fair value of such shares, plus accrued interest, along with financial statements. If shareholders exercise dissenters’ rights in respect of a material amount of the Company’s shares, the Company could experience an “ownership change” within the meaning of section 382 of the Code as a result of the Reincorporation that would impact the availability of the Company’s existing federal NOLs to Holdings. Please see “Material U.S. Federal Tax Consequences” at page 36 for a more detailed discussion of the federal NOLs. It is a condition to completion of the Reorganization that dissenters’ rights have not been properly exercised and not waived or lost with respect to more than 15% of the outstanding shares of Company common stock. However, if this condition is waived, or if dissenters rights are exercised with respect to a lesser percentage of the outstanding shares that is nonetheless significant, the Holdings Board would have less flexibility to issue shares of common stock after the Reincorporation, which could have a negative impact on its ability to pursue acquisitions of other businesses. .

Separately, in connection with the exercise of dissenters’ rights in respect of a significant number of Company shares or if dissenting shareholders disagree with the Company’s calculation of the fair value of their shares, the costs of the Reincorporation may materially increase and we may be forced to spend a material amount of our available cash in settlement of such dissenters’ rights claims.

Conditions to Completion of the Reincorporation

Comment 6. Please disclose here and elsewhere, as appropriate, the circumstances under which the conditions to the reincorporation may be waived.

Response: The Merger Agreement, included as Annex A to the Form S-4 specifies at Section 3.1 the conditions precedent to the merger of the Company with a merger subsidiary of Holdings, i.e., the transaction underlying the Reincorporation, and these conditions are referenced in the Form S-4, including at pages 8 and 15. The Merger Agreement has been revised at Section 3.1 to expressly state that the specified conditions must be satisfied as conditions precedent to the merger, or that the parties to the merger may waive any or all of such conditions. Further, the Form S-4 has been revised to explain that the conditions to the Reincorporation may be waived by the mutual agreement of the parties to the merger. Such revisions are also provided below, and reflect the noted amendments referenced in response to Comment 5 above. Additional language has also be included in the Form S-4 to indicate that the conditions in paragraphs (a) and (b) of Section 3.1 will not be waived, and the condition in paragraph (h) will not be waived if such waiver would result in an “ownership change” within the meaning of Section 382 of the Code.

Merger Agreement, Section 3.1, at Annex A of the Form S-4

3.1 Conditions Precedent. The respective obligation of each Party to effect the Merger is subject to the satisfaction of each of the following conditions, or waiver thereof by mutual agreement of the Parties:

(a) The Company stockholders shall have approved the merger agreement by the affirmative vote of at least a majority of all issued and outstanding shares of Common Stock.

(b) The registration statement on Form S-4 filed with the Securities and Exchange Commission by Holdings in connection with the issuance of shares of Holdings Common Stock in the Merger shall have become effective under the Securities Act of 1933, as amended, and shall not be the subject of any stop order or proceedings seeking a stop order.

(c) The Company shall have received a legal opinion of Blank Rome LLP in form and substance reasonably satisfactory to it indicating that holders of Common Stock will not recognize gain or loss for United States federal income tax purposes as a result of the transactions contemplated by this Agreement.

(d) No court or governmental entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law or order (whether temporary, preliminary or permanent) that is in effect and has a material adverse effect on the Company or enjoins or otherwise prohibits consummation of the transactions contemplated by this Agreement and no judicial or administrative proceeding that seeks any such result shall continue to be pending.

(e) All required approvals, licenses and certifications from, and notifications and filings to, governmental entities and non-governmental third parties shall have been obtained or made, as applicable.

(f) Holdings shall have been admitted to the OTCQX tier of the OTC Markets and the shares of Holdings Common Stock issuable in the Merger pursuant to Article II and such other shares to be reserved for issuance in connection with the Merger shall have been listed or admitted for quotation on the OTCQX tier of the OTC Markets, subject only to official notice of issuance.

(g) The Company shall have redeemed all of its outstanding 9.0% Notes under the Indenture, dated as of June 11, 2010, between the Company and Wells Fargo Bank, National Association, as Trustee.

(h) The Company shall have not received valid written notice of dissent pursuant to Sections 92A.300 to 92A.500 of the Nevada Revised Statutes with respect to more than 15% of the issued and outstanding shares of Common Stock, which notices of dissent have not been waived or otherwise lost as of the Effective Time pursuant to Sections 92A.300 to 92A.500 of the Nevada Revised Statutes.

Page 8 of the Amended Form S-4:

Conditions to Completion of the Reincorporation (Page 15)

The completion of the Reincorporation depends on the satisfaction or waiver by the parties to the Reincorporation of the following conditions:

•	absence of any stop order suspending the effectiveness of the registration statement, of which this proxy statement/prospectus forms a part, relating to the shares of Holdings common stock to be issued in the Reincorporation;

•	approval of the merger agreement by the affirmative vote of at least a majority of all issued and outstanding shares of Company common stock;

•	admission of Holdings to the OTCQX tier of the OTC Markets and eligibility of Holdings common stock issuable in the Reincorporation for quotation on the OTCQX tier of the OTC Markets, subject only to official notice of issuance;

•	absence of any order or proceeding that would prohibit or make illegal completion of the Reincorporation;

•	receipt by the Company of a legal opinion of Blank Rome LLP indicating that the Reincorporation will be treated as a “reorganization” within the meaning of Section 368(a) of the Code and that the Company will not recognize gain or loss for United States federal income tax purposes as a result of the transactions contemplated by the merger agreement; ~~and~~

•	the Company’s redemption of all of its outstanding 9.0% Notes under the Indenture, dated as of June 11, 2010, between the Company and Wells Fargo Bank, National Association, as Trustee (the “Indenture”);

•	receipt of all material approvals, licenses and certifications from, and notifications and filings to, governmental entities and non-governmental third parties required to be made or obtained in connection with the Reincorporation; and~~.~~

•	absence of the notice of exercise of dissenters’ rights which have not been waived or lost by the holders of more than 15% of the Company’s common stock.

The conditions in the first and second bullets above will not be waived, and the condition in the last bullet above will not be waived if such waiver would result in an “ownership change” within the meaning of Section 382 of the Code. Please see “Material U.S. Federal Tax Consequences” at page 36.

Page 15 of the Amended Form S-4:

Conditions to Completion of the Reincorporation

We will complete the Reincorporation only if each of the following conditions is satisfied or waived by the parties to the Reincorporation:

•	absence of any stop order suspending the effectiveness of the registration statement, of which this proxy statement/prospectus forms a part, relating to the shares of Holdings common stock to be issued in the Reincorporation;

•	approval of the merger agreement by the affirmative vote of at least a majority of all issued and outstanding shares of Company common stock;

•	admission of Holdings to the OTCQX tier of the OTC Markets and eligibility of Holdings common stock issuable in the Reincorporation for quotation on the OTCQX tier of the OTC Markets, subject only to official notice of issuance;

•	absence of any order or proceeding that would prohibit or make illegal completion of the Reincorporation;

•	receipt by the Company of a legal opinion of Blank Rome LLP indicating that the Reincorporation will be treated as a “reorganization” within the meaning of Section 368(a) of the Code and that the Company will not recognize gain or loss for United States federal income tax purposes as a result of the transactions contemplated by the merger agreement; ~~and~~

•	the Company’s redemption of all of its outstanding 9.0% Notes under the Indenture, dated as of June 11, 2010, between the Company and Wells Fargo Bank, National Association, as Trustee (the “Indenture”);

•	receipt of all material approvals, licenses and certifications from, and notifications and filings to, governmental entities and non-governmental third parties required to be made or obtained in connection with the Reincorporation; and.

•	absence of the notice of exercise of dissenters’ rights which have not been waived or lost by the holders of more than 15% of the Company’s common stock.

The conditions in the first and second bullets above will not be waived, and the condition in the last bullet above will not be waived if such waiver would result in an “ownership change” within the meaning of Section 382 of the Code. Please see “Material U.S. Federal Tax Consequences” at page 36.

Certain Other Anti-Takeover, Limited Liability and Indemnification Provisions

Comment 7. We note your disclosure concerning forum selection on page 28. Several lawsuits are currently challenging the validity of choice of forum provisions in certificates of incorporation. Please disclose that although you have included a choice of forum clause in your amended and restated certification of incorporation, it is possible that a court could rule that such provision is inapplicable or unenforceable.

Response: The requested language has been added to this disclosure at page 29 of the Amended Form S-4. In addition, Holdings has supplemented its risk factor regarding the difference in rights of shareholders following the Reincorporation at page 11. Each disclosure is also provided below.

Page 11 of the Amended Form S-4:

As a stockholder of a Delaware corporation, your rights after the Reincorporation will be different from, and may be less favorable than, your current rights as a stockholder of a Nevada corporation.

Upon completion of the Reincorporation, the rights of Company stockholders will be governed by the Holdings Charter, the Holdings Bylaws and applicable Delaware law. While there will be substantial similarities between their rights after the Reincorporation and their rights as Company stockholders prior to the Reincorporation, various differences are noted in “Comparison of Stockholder Rights Before and After the Reincorporation,” below. Some of these differences may be less favorable to stockholders.

These include a new forum selection provision in the Holdings Charter, which provides that the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for shareholder derivative actions or proceedings, claims asserting breaches of fiduciary duties by Holdings’ directors and officers, claims against Holdings or its directors or officers under the Holdings Charter, the Holdings Bylaws and applicable Delaware law, or actions against Holdings or its directors or officers under the internal affairs doctrine. While we believe that adoption of a Delaware forum selection provision is in the best interests of Holdings and its shareholders, currently, several legal challenges to companies’ forum selection provisions are pending. Further, state or federal courts in other jurisdictions may not be willing to adhere to our forum selection provision.

Page 29 of the Amended Form S-4:

Forum Selection Provision. The Holdings Charter provides that unless Holdings consents to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any (i) derivative action or proceeding brought on behalf, to the fullest extent permitted by law, of Holdings, (ii) action asserting a claim of breach of a fiduciary duty owed by any director or officer of Holdings to Holdings or Holdings’ stockholders, creditors or other constituents, (iii) action asserting a claim against Holdings or any director or officer of Holdings arising pursuant to any provision of the DGCL or the Holdings charter or Holdings Bylaws, or (iv) action asserting a claim against Holdings or any director or officer of Holdings governed by the internal affairs doctrine, in each such case subject to the Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of Holdings shall be deemed to have notice of and consented to the forum provisions in the Holdings Charter.

While we believe that adoption of a Delaware forum selection provision is in the best interests of Holdings and its shareholders, currently, several legal challenges to forum selection provisions of other companies are pending, and such cases may result in the invalidation of such provisions. Further, state or federal courts in other jurisdictions may not be willing to adhere to our forum selection provision.

Comparison of Stockholder Rights . . .

Comment 8. Your disclosure may not be qualified by reference to statutes. Please revise the third sentence of the second paragraph on this page accordingly.

Response: The requested revision has been made to this disclosure at page 30 of the Amended Form S-4, and a marked copy of the revised descriptions is provided below.

Page 30 of the Amended Form S-4:

While there are substantial similarities between Delaware law and Nevada law, as well as between our amended and restated articles of incorporation, as amended, and amended and restated bylaws (which we refer to as the Company Articles and Company Bylaws) and the Holdings Charter and Bylaws, a number of differences do exist. The following is a comparison of the material differences between the rights of Company stockholders prior to the Reincorporation and the rights they will have as stockholders of Holdings after completion of the Reincorporation. This summary is not intended to be a complete discussion of those material differences, and it is qualified in its entirety by reference to ~~applicable Delaware and Nevada law and~~ the various documents of the Company and Holdings described in this summary. You should carefully read these documents in their entirety for a more complete understanding of the material differences between your rights as a stockholder of the Company ~~ours~~ before the merger and as a stockholder of Holdings after the merger.

Exhibit 8.1

Comment 9. Please note that limitations on reliance in tax opinions are inappropriate. Please revise the penultimate paragraph of this exhibit to remove the limitations on reliance. Refer to Section III.D.1 of Staff Legal Bulletin No. 19 (October 14, 2011). Further, the last sentence of the fourth paragraph appears to contain an inappropriate disclaimer. Please revise accordingly.

Response: Blank Rome LLP, who is providing a legal opinion as Exhibit 8.1 to the Form S-4 regarding the tax treatment of the tax consequences of the reincorporation of the Company, will revise its opinion to delete the following penultimate paragraph currently within Exhibit 8.1:

The opinions set forth in the numbered paragraphs above have been issued solely for the benefit of the addressee of this opinion letter in connection with the Registration Statement and they may not be utilized or relied upon by you or for any other purpose or utilized, relied upon, or quoted by any Person, other than you, without, in each instance, the prior written consent of a partner of Blank Rome LLP.

Further, Blank Rome will amend the fourth paragraph of its opinion as follows:

This opinion letter relates solely to the tax consequences of the Reincorporation under U.S. federal income tax laws, and we express no opinion regarding the tax consequences or other legal consequences of the Reincorporation under the laws of any other jurisdiction. Our opinions in paragraphs 1 through 4 express only the specific issues set forth therein, do not address any other tax consequences that may result from the Reincorporation or any other transaction, and no other or more expansive opinion is intended, implied, or to be inferred beyond the matters expressly stated in this opinion later. ~~This opinion letter is an expression of professional judgment and not a guarantee and should not be construed or relied on as such.~~

Form 10-K for Fiscal Year Ended December 31, 2012

Item 5. Market for Registrant’s Common Equity

Comment 10. Please tell us what you mean by the term “registered shareholders.”

Response: The Company respectfully submits that its reference to “registered shareholders” was intended to comply with Item 201(b)(1) of Regulation S-K, which requires a registrant to set forth the approximate number of holders of each class of its common equity as of the latest practicable date. The Company’s common stock is held by “registered shareholders” (also known as “holders of record”) when such shareholders own shares in certificated or book-entry form directly on the records of the Company’s transfer agent. The Company may access information on number and identity of these shareholders at any time from the transfer agent. As disclosed on page 18 of Form 10-K for the fiscal year ended December 31, 2012, there were 1,410 current shareholders registered with, and on the transfer books of, our transfer agent as of March 1, 2013.

The Company’s common stock is also held in “street name” by shareholders who beneficially own their shares through a bank, broker or other custodian, which is considered the stockholder of record, and whose position is reported collectively with other street name holders in the name of the Depository Trust & Clearing Company (DTC), or its nominee, Cede & Co., on the Company’s transfer agent records. DTC is a stockholder of record and is therefore included as a registered shareholder in the 1,410 total, but DTC participants and their clients are not.

The Company notes that in future filings, it will use the term “holder of record” rather than “registered shareholder.”

Consolidated Statements of Operations

Comment 11. We note that you present the line item “Loss from continuing operations before reorganization items, net and income taxes.” Please explain to us how your presentation of this line item complies with Item 10(e)(ii)(C) of Regulation S-K.

Response: Item 10(e)(1)(ii)(c) of Regulation S-K prohibits the presentation of non-GAAP financial measures on the face of a registrant’s financial statements prepared in accordance with GAAP. The Company respectfully submits that Financial Accounting Standards Board Accounting Standards Codification (“FASB ASC”) 852-10-55-3, Reorganizations, provides illustrative financial statements for an entity operating under Chapter 11, which includes the caption “Earnings before reorganization items and income tax benefit.” As seen in Note 16—Commitments and Contingencies on page 28 of the Form 10-Q, the Company received the final bankruptcy decree in the Company’s Chapter 11 bankruptcy proceedings on April 15, 2013. The Company respectfully submits that the caption “Loss from continuing operations before reorganization items, net and income taxes” is not a non-GAAP financial measure. The Company confirms that this caption has not been used any Form 10-Q filed in 2013, and confirms that in future filings under the Exchange Act (including the Form 10-Q to be filed for the period ended September 30, 2013), it does not expect to include “Loss from continuing operations before reorganization items, net and income taxes.”

Note 2 – Financial Statement Presentation and Significant Accounting Policies

Cash and cash equivalents

Comment 12. We note from your disclosures here and in footnote 3 that you present restricted cash within your cash and cash equivalent balance. Please revise future filings to present restricted cash separate from your cash and cash equivalents on the face of the balance sheet and exclude restricted cash from the cash total in the Statement of Cash Flows. Alternatively, explain how your current presentation complies with FASB ASC 230 and Rule 5-02.1 of Regulation S-X.

Response: Rule 5-02.1 of Regulation S-X requires separate disclosure of cash and cash items that are restricted as to withdrawal or usage and the provisions of any restrictions be described in a note to the financial statements. The Company respectfully submits that it previously believed the disclosure in footnote 3 was sufficient to provide the required disclosure on withdrawal restrictions. However, the Company notes the Commission’s request and confirms that in future filings under the Exchange Act it will present restricted cash separate from its cash and cash equivalents on the face of the balance sheet and exclude restricted cash from the cash total in the Statement of Cash Flows.

Discontinued Operations

Comment 13. We note that in the fourth quarter of 2012, you decided to limit your support for Cosmed and you are evaluating strategic alternatives for Cosmed’s intellectual property. Additionally we note that you reclassified the assets, liabilities and results of operations to discontinued operations for all periods presented. Please provide more details regarding your evaluation of strategic alternatives, including a discussion of how you met the criteria of ASC 360-10-45-9 for classification of Cosmed as a discounted operation.

Response: The Company respectfully submits that it believes that, in the fourth quarter of 2012, it met all six criteria set forth under FASB ASC 360-10-45-9 regarding when a disposal group to be sold is classified as “held for sale” for its Cosmed business and that, accordingly, Cosmed was properly classified as a discontinued operation at December 31, 2012. Given the size and nature of the ownership of the Cosmed business, Company management had the authority to evaluate and execute a sale of such business without Board or stockholder approval and without extraordinary conditions. During the fourth quarter of 2012, the Company’s management was approached by a potential acquirer with an offer to purchase the Cosmed business. After reviewing the terms of this offer, management believed the sale would be completed within one year. Even after negotiations stalled on this proposed offer in the second quarter of 2013, management believed a sale still would occur within one year. Negotiations between the Company and a second party interested in a transaction for Cosmed began shortly thereafter, with a structure and on terms substantially similar to the first offer. Those negotiations were halted in June 2013, when the Company experienced a change in senior management and the board of directors in connection with the settlement of its pending proxy contest, at the request of the Company’s new Chairman and Chief Executive Officer. Promptly thereafter, the Company’s new Chairman and Chief Executive Officer evaluated the Cosmed proposals under negotiation and, during the third quarter, determined that it was appropriate, reasonable and prudent for the Company to consider all strategic alternatives for Cosmed. Strategic alternatives include the outright sale of the intellectual property (“IP”) assets; contribution of the IP to a new entity in exchange for a minority ownership interest in the new entity that would be accounted for on the equity or cost basis, but not consolidated with the accounts of the Company; and re-branding the IP. At this time, the analysis of these strategic alternatives has not yet been completed and remains under review.

Form 10-Q for Quarter Ended June 30, 2013

Condensed Consolidated Statements of Cash Flows

Comment 14. We note that you have classified the proceeds from your sale of your loans held for sale in operating activities. Please explain to us how you considered the guidance in FASB ASC paragraph 230-10-45-12 in determining the proper statement of cash flow classification.

Response: The Company respectfully submits that while the accounting guidance referenced by the Staff, FASB ASC 230-10-45-12, is generally relevant guidance for commercial type companies, management believes that FASB ASC 230-10-45-21 is more relevant in light of the facts and circumstances surrounding the Company, which is a former financial institution. Further, the Company has had and continues to maintain a finance operating segment called “Special Situations” in which, among other things, the Company’s predecessor entity (Fremont General Corporation) originated loans and held them for resale. In April 2013, as management was assessing the estimated fair value of the loans, the Company received bids from third party brokers at prices that were attractive to the Company. Management, with authorization from the Board of Directors, reclassified the loans to held for sale and immediately pursued the sale of the loans. The loans were sold in May and June of 2013. The Company believes that the receipt of cash from the sales of loans is properly classified as an operating cash flow from this business line. Under ASC 230-10-45-21, cash receipts resulting from sales of loans are classified as operating cash flows if those loans were originated specifically for resale and carried at fair value or at the lower of cost or fair value.

*            *             *

If you have any questions regarding the matters discussed above, please telephone the undersigned, outside counsel for Holdings and the Company, at 415-365-7448 or via email at mindick@crowell.com.

Sincerely,

/s/ Murray Indick

Murray Indick

cc: Kyle Ross and W. Christopher Manderson, Signature Group Holdings

Enclosures